EXHIBIT 1.A.(13)(y)

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                                  ENDORSEMENTS

                     (Only we can endorse this contract.)

     Any reference, in any provision of this contract, to the sex of any person will be ignored except for the purpose of identification. For any settlement payable for the lifetime of one or more payees, the female rates we show in the contract will apply to both male and female payees.

     Not withstanding anything in this contract to the contrary, when the contract is in default, it will stay in force as reduced paid-up insurance.

                              BASIS OF COMPUTATION

MORTALITY TABLES DESCRIBED

     We base all net premiums and net values to which we refer in this contract on the Insured's issue age and an the length of time since the contract date. We use the Commissioners 1980 Standard Ordinary Smokers Mortality Table B and continuous functions based on age last birthday.

INTEREST RATE

     For all net premiums and net values to which we refer in this contract we use an effective rate of 4% a year.

EXCLUSIONS

     When we compute net values, tabular values, and reduced paid-up insurance we exclude the value of any supplementary benefits and any other extra benefits added by rider to this contract.

VALUES AFTER 20 CONTRACT YEARS

     Tabular values not shown on page 4 will be computed using the standard nonforfeiture method and the mortality table and interest rate we describe above. We show the nonforfeiture factors in the contract data pages.

MINIMUM LEGAL VALUES

     The cash, loan and other values in this contract are at least as large as those set by law where it is delivered. Where required, we have given the insurance regulator a detailed statement of how we compute values and benefits.


The Prudential Insurance Company of America,

By  /s/  A  B  C  D
    --------------------------------
         Secretary


ORD 86304--88



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